SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



      (Mark One):

      [X]    Annual report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (Fee Required)

      For the fiscal year ended December 31, 1995

                                       OR

      [ ]    Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 (No Fee Required)

      For the transition period from                 to

      Commission file number:  1-11083

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Boston Scientific Corporation 401(k) Savings Plan

                      (f/k/a Boston Scientific Corporation
                      Long-Term Savings and Security Plan)

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Boston Scientific Corporation
                           One Boston Scientific Place
                              Natick, MA 01760-1537






                                         AUDITED FINANCIAL STATEMENTS
                                         AND SCHEDULES

                                         BOSTON SCIENTIFIC CORPORATION
                                         LONG-TERM SAVINGS AND
                                         SECURITY PLAN


                                         Years ended December 31, 1995 and 1994







        Boston Scientific Corporation Long-Term Savings and Security Plan

                   Audited Financial Statements and Schedules


                     Years ended December 31, 1995 and 1994



                                    CONTENTS


Report of Independent Auditors...............................................1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits.........................2
Statements of Changes in Net Assets Available for Plan Benefits .............3
Notes to Financial Statements................................................4


Schedules

Schedule of Assets Held for Investment Purposes..............................9
Schedule of Reportable Transactions ........................................10





                         Report of Independent Auditors


401(k) Plan Committee
Boston Scientific Corporation
Long-Term Savings and Security Plan


We have audited the accompanying statements of net assets available for benefits of Boston Scientific Corporation Long-Term Savings and Security Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.

ERNST & YOUNG LLP

June 14, 1996



        Boston Scientific Corporation Long-Term Savings and Security Plan

              Statements of Net Assets Available for Plan Benefits


                                                     DECEMBER 31
                                                 1995          1994
                                              -----------   -----------

ASSETS
Investments, at fair value:
Money market assets                           $   332,884   $   321,301
Investment funds                               30,946,607    21,692,040
Participants' notes receivable                  1,252,842       908,315
                                              -------------------------
                                               32,532,333    22,921,656

Receivables:
Contributions receivable from participants        198,815       137,392
Contributions receivable from Plan Sponsor        134,301       112,506
Due from Fidelity Capital Appreciation Fund     4,432,662
                                              -------------------------
Total assets                                   37,298,111    23,171,554

LIABILITIES
Accrued expenses                                   12,878         5,424
                                              -------------------------
Total liabilities                                  12,878         5,424
                                              -------------------------

Net assets available for plan benefits        $37,285,233   $23,166,130
                                              =========================


See accompanying notes.



       Boston Scientific Corporation Long-Term Savings and Security Plan

         Statement of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1995 and 1994


                                                                              1995
                             ------------------------------------------------------------------------------------------------------
                                                                             Fidelity
                                                                             Capital
                                                     Fidelity   Fidelity     Appreci-   Scudder    Vanguard   BSC        A/R, Loans
                             Combined    Income      Balanced   Magellan     ation      Global     Index      Stock      and Other
                             Total       Fund        Fund       Fund         Fund       Fund       Trust      Fund       Balances
                             ----------- ----------  ---------- ------------ ---------- ---------- ---------- ---------- ----------

Additions to net assets
 attributed to:
  Investment income:
    Interest and dividend
     income                  $ 1,732,897 $  337,447  $  217,402 $   768,516  $  332,574 $       76 $      411 $    3,799 $   72,672
    Realized gains on sale
     of investments              556,923                 25,755     191,858     290,139                           49,171
    Appreciation in fair
     value of investments      5,013,051                440,608   2,283,439                                    2,289,004
                             ------------------------------------------------------------------------------------------------------
                               7,302,871    337,447     683,765   3,243,813     622,713         76        411  2,341,974     72,672
                             ------------------------------------------------------------------------------------------------------

  Contributions:
    Contributions and roll-
     overs from participants   6,485,343  1,130,224     944,006   2,250,209     949,283     25,729     46,366  1,123,605     15,921
    Contributions from Plan
     Sponsor                   1,528,040    296,761     246,361     531,004     202,920     21,447     37,162    192,385
                             ------------------------------------------------------------------------------------------------------
                               8,013,383  1,426,985   1,190,367   2,781,213   1,152,203     47,176     83,528  1,315,990     15,921
                             ------------------------------------------------------------------------------------------------------
Total additions               15,316,254  1,764,432   1,874,132   6,025,026   1,774,916     47,252     83,939  3,657,964     88,593
                             ------------------------------------------------------------------------------------------------------
Deductions from net assets
 attributed to:
  Benefits paid to
   participants                1,197,151    318,297     198,418     371,557     194,550                           54,905     59,424
  Realized losses on sale
   of investments
  Depreciation in fair
   value of investments
                             ------------------------------------------------------------------------------------------------------
Total deductions               1,197,151    318,297     198,418     371,557     194,550                           54,905     59,424
                             ------------------------------------------------------------------------------------------------------
Loans, transfers and other
 activity, net                              (56,048) (2,973,120) (1,020,525) (4,693,408) 2,637,625  4,489,875  1,300,243    315,358
                             ------------------------------------------------------------------------------------------------------
Net increase (decrease) in
 net assets available for
 plan benefits                14,119,103  1,390,087  (1,297,406)  4,632,944  (3,113,042) 2,684,877  4,573,814  4,903,302    344,527
Net assets available for
 plan benefits:
  Beginning of year           23,166,130  5,415,263   4,434,376   8,570,595   3,113,042                          724,539    908,315
                             ------------------------------------------------------------------------------------------------------
  End of year                $37,285,233 $6,805,350  $3,136,970 $13,203,539             $2,684,877 $4,573,814 $5,627,841 $1,252,842
                             ======================================================================================================



                                                                      1994
                              -----------------------------------------------------------------------------------
                                                                               Fidelity
                                                       Fidelity    Fidelity    Capital       BSC       A/R, Loans
                              Combined     Income      Balanced    Magellan    Appreciation  Stock     and Other
                              Total        Fund        Fund        Fund        Fund          Fund      Balances
                              -----------  ----------  ----------  ----------  ------------  --------  ----------

Additions to net assets
 attributed to:
  Investment income:
    Interest and dividend
     income                   $ 1,048,128  $  263,569  $  129,830  $  289,701  $  311,429    $    111  $ 53,488
    Realized gains on sale
     of investments                24,406                                           1,108      23,298
    Appreciation in fair
     value of investments         151,997                                                     151,997
                              ---------------------------------------------------------------------------------
                                1,224,531     263,569     129,830     289,701     312,537     175,406    53,488
                              ---------------------------------------------------------------------------------

  Contributions:
    Contributions and roll-
     overs from participants    4,760,556     866,540     992,455   1,924,706     786,033     190,822
    Contributions from Plan
     Sponsor                    1,277,577     262,230     271,899     496,560     198,607      48,281
                              ---------------------------------------------------------------------------------
                                6,038,133   1,128,770   1,264,354   2,421,266     984,640     239,103
                              ---------------------------------------------------------------------------------
Total additions                 7,262,664   1,392,339   1,394,184   2,710,967   1,297,177     414,509    53,488
                              ---------------------------------------------------------------------------------
Deductions from net assets
 attributed to:
  Benefits paid to
   participants                   860,025     228,652     224,241     258,858     114,582      12,466    21,226
  Realized losses on sale
   of investments                  22,030                  12,434       9,596
  Depreciation in fair
   value of investments           996,664                 339,546     406,044     251,074
                              ---------------------------------------------------------------------------------
Total deductions                1,878,719     228,652     576,221     674,498     365,656      12,466    21,226
                              ---------------------------------------------------------------------------------
Loans, transfers and other
 activity, net                                154,452    (172,174)   (348,078)    385,548         913   (20,661)
                              ---------------------------------------------------------------------------------
Net increase (decrease) in
 net assets available for
 plan benefits                  5,383,945   1,318,139     645,789   1,688,391   1,317,069     402,956    11,601
Net assets available for
 plan benefits:
  Beginning of year            17,782,185   4,097,124   3,788,587   6,882,204   1,795,973     321,583   896,714
                              ---------------------------------------------------------------------------------
  End of year                 $23,166,130  $5,415,263  $4,434,376  $8,570,595  $3,113,042    $724,539  $908,315
                              =================================================================================


See accompanying notes.


        Boston Scientific Corporation Long-Term Savings and Security Plan

                          Notes to Financial Statements

                                December 31, 1995


1.  BOSTON SCIENTIFIC CORPORATION ACQUISITIONS

During 1995, Boston Scientific Corporation (BSC or the Company) completed five strategic acquisitions. The Company merged the defined contribution plan of one of the acquired companies into the BSC Long-Term Savings and Security Plan (the
Plan) during the 1995 Plan year. The defined contribution plan of another of the acquired companies is expected to be terminated in the third quarter of 1996, and the participants of which began contributing to the Plan during 1995. The defined contribution plan of another of the acquired companies was merged into the Plan on January 1, 1996. The defined contribution plans of the other two acquired company are expected to be merged into the Plan during the 1997 Plan year.


2.  SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Plan are maintained on the accrual basis.

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the fund. Securities listed on a registered stock exchange are valued by the Plan Administrator, NYL Benefit Services Company, at the last reported sales price on the last business day of the year. Any unlisted securities are valued at their closing bid price. The participant notes receivable are valued at cost which approximates fair value.

The net appreciation (depreciation) on investments represents the difference between the current value and costs of investments in the aggregate. The realized gain or loss on investments is the difference between the proceeds received and the cost of investments sold.

The income fund includes guaranteed investment contracts issued by banks, insurance companies or other financial institutions pursuant to amounts deposited and interest at such fixed, variable or other rates specified under the terms of the agreement. Assets are valued at fair market value.
A unit method will be used to determine the equitable share of each participating trust in the fund.

Certain prior year amounts have been reclassified to conform to the current year's presentation.


3.  DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan covering all eligible employees who have completed 6 months of service and have attained 21 years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A participant may contribute between 2% and 15% of his or her pretax annual compensation each year. Boston Scientific Corporation's matching contribution is 50% of the participant's contribution, up to 4% of eligible compensation, as defined.

At the discretion of the Board of Directors of Boston Scientific Corporation, the Company may also make an additional discretionary contribution. Employees with three or more years of credited service on December 31, 1992 will be fully vested in such amounts and all other employees will become fully vested in such amounts after five years of credited service. No additional discretionary contribution was made in 1995 or 1994.

A participant can allocate his or her account among various alternative investment funds. Each participant's account is credited with the participant's contribution, Boston Scientific Corporation's contribution and an allocation of plan earnings. The allocations of earnings are based upon each participant's account balance in relation to all participants' account balances. Each participant is immediately fully vested in his or her account. The benefit to which a participant is entitled is the benefit included in the participant's account. Vested balances related to terminated participants approximated $5,052,000 at December 31, 1995.

A participant may borrow from his or her fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his or her account balance. Loan terms range up to 5 years. However, participants of the defined contribution plans of the acquired companies may retain the loan terms granted under their respective plans. Loan terms related to these participants range up to 5 years or up to 10 years for the purchase of a primary residence. The loan is secured by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates on loans outstanding at December 31, 1995 ranged from 6.3% to 13.5%.
Principal and interest is paid ratably through payroll deductions.

Upon retirement or termination of service, a participant either receives a lump-sum amount equal to the value of his or her account or, if a participant's balance is greater than $3,500, he or she has the option of leaving the funds invested in the Plan. A participant may withdraw all or a portion of his or her contributions to the extent necessary to meet a financial hardship.

Although it has not expressed any intent to do so, Boston Scientific Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The foregoing description of the Plan provides only general information. Participants should refer to the "Summary Plan Description" for a more complete description of the Plan's provisions. Copies are available from the 401(k) Plan Committee.


4.  INVESTMENTS

PNC Bank (the Trustee) holds the funds to manage, invest and reinvest in accordance with provisions of the trustee's agreements.

The  fair  values,   as  determined  by  quoted  market  prices,  of  individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                   1995                          1994
                                          ----------------------------------------------------
                                          NUMBER OF                     NUMBER OF
                                           SHARES     FAIR VALUE         SHARES     FAIR VALUE
                                          ----------------------------------------------------

Bankers Trust Income Fund                 6,592,690   $ 6,592,690       5,287,141   $5,287,141
Fidelity Balanced Fund                      411,576     5,564,507         356,423    4,380,436
Fidelity Magellan Fund                      157,552    13,546,287         127,960    8,547,737
Fidelity Capital Appreciation Fund                                        183,905    2,815,586
BSC Stock Fund                              106,458     5,243,123          38,050      661,140

The balances per the Statements of Changes in Net Assets Available for Plan Benefits reflect participant balances, by fund, and do not necessarily reflect invested balances due to pending transfers.


5.  TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Boston Scientific Corporation. These fees were based on customary and reasonable rates for such services. During 1995, Boston Scientific Corporation did not declare any dividends and accordingly, the Plan did not receive common stock dividends as a result of its BSC Stock Fund investment.


6.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 9, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Company intends to file for a new determination letter during the 1997 plan year following the mergers of the defined contribution plans described in Footnotes 1 and 8. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, whereas the Form 5500 was prepared in accordance with the rules of ERISA. ERISA requires the calculation of realized gains (losses) to be based upon the difference between the proceeds from the asset sale and the fair value at the beginning of the year (or the purchase price if acquired during the year), whereas generally accepted accounting principles requires the calculation to be based on historical cost. The table below sets forth a reconciliation of the differences.

                                                                           NET
                                                                       APPRECIATION
                                                                         IN FAIR
                                                         REALIZED        VALUE OF
                                                           GAIN         INVESTMENTS
                                                        ---------------------------

Balance per the Form 5500                               $ 3,274,646    $ 2,295,328
Adjustments to reflect different calculation methods     (2,717,723)    (2,717,723)
                                                        --------------------------

Balance per accompanying financial statements           $   556,923    $ 5,013,051
                                                        ==========================

The above differences have no impact on the Plan's net assets available for plan benefits as it represents a reclassification within investment income only.


8.  SUBSEQUENT EVENTS

During the first quarter of 1996, the Company completed two strategic acquisitions. The Company presently intends to merge the defined contribution plan of one of the acquired companies into the Plan during the 1996 Plan year and the other acquired company plan during the 1997 Plan year.

The Plan was amended and restated effective January 1, 1996 and renamed the Boston Scientific Corporation 401(k) Savings Plan.




        Boston Scientific Corporation Long-Term Savings and Security Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1995


                                                                                      CURRENT
                                                    SHARES OR UNITS      COST          VALUE
                                                    ---------------   -----------   -----------

Bankers Trust:
  Income Fund                                         6,592,690       $ 6,592,690   $ 6,592,690

Fidelity Funds:
  Balanced Fund                                         411,576         5,177,575     5,564,507
  Magellan Fund                                         157,552        11,194,648    13,546,287

Boston Scientific Corporation:*
  Stock Fund                                            106,458         2,808,597     5,243,123

PNC Bank:
  Money Market Account                                                    332,884       332,884

Participants' notes receivable with terms up
 to 10 years at interest rates of 6.3% to 13.5%                         1,252,842     1,252,842
                                                                      -------------------------
                                                                      $27,359,236   $32,532,333
                                                                      =========================

<F1> *   Indicates party-in-interest to the Plan


        Boston Scientific Corporation Long-Term Savings and Security Plan

                       Schedule of Reportable Transactions

                          Year Ended December 31, 1995



                                                                 PURCHASE    SELLING      COST OF      FAIR VALUE ON
IDENTITY OF PARTY INVOLVED     DESCRIPTION OF ASSETS              PRICE       PRICE        ASSET      TRANSACTION DATE    GAIN
- ---------------------------    ----------------------            --------   ----------   ----------   ----------------  --------

Category (i)--A single transaction in excess of 5% of plan assets


Fidelity Investments           Fidelity Capital Appreciation Fund           $4,432,662   $4,263,597      $4,432,662     $169,065


There were no category (ii) or (iv) reportable transactions during 1995.



        Boston Scientific Corporation Long-Term Savings and Security Plan

                       Schedule of Reportable Transactions

                          Year Ended December 31, 1995


                                                                           TOTAL NUMBER
                                                                         OF TRANSACTIONS
                                                                         MADE BY THE PLAN
                                                                          DURING THE YEAR    TOTAL DOLLAR   TOTAL DOLLAR
                                                                         -----------------     VALUE OF       VALUE OF
IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSETS                PURCHASES   SALES    PURCHASES        SALES         GAIN
- ---------------------------         ---------------------                ---------   -----   ------------   ------------   --------

Category (iii)--Series of transactions in excess of 5% of plan assets

U.S. Bankers Trust                  Income Fund                             42        38      $2,171,135     $  865,586

Fidelity Investments                Fidelity Balanced Fund                  32        28       1,513,587        795,879    $ 25,755

Fidelity Investments                Fidelity Magellan Fund                  35        27       3,870,320      1,347,067     191,858

Fidelity Investments                Fidelity Capital Appreciation Fund      33        27       1,840,398      5,022,032     290,139

Boston Scientific Corporation*      BSC Stock Fund                          87        56       4,595,810      2,352,002      49,171

<F1> *   Represents a party-in-interest.



                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Boston Scientific Corporation 401(k) Savings Plan

                              {f/k/a Boston Scientific Corporation
                              Long-Term Savings and Security Plan)


Date: July 2, 1996            By: /s/  Lawrence C. Best
                                  -----------------------------------------
                                  Lawrence C. Best
                                  Plan Administrator and Senior Vice President-Finance and Administration and Chief Financial Officer of Boston Scientific Corporation